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October 22, 2012

VIA EDGAR AND ELECTRONIC MAIL

David L. Orlic, Esq.
Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cracker Barrel Old Country Store, Inc.
Definitive Proxy Statement on Schedule 14A
Filed on October 9, 2012 by Biglari Holdings Inc. (“Biglari”)
File No. 001-25225

Amendment No. 18 to Schedule 13D
Filed on October 15, 2012 by Biglari Holdings Inc.
File No. 005-60679

Dear Mr. Orlic:

We acknowledge receipt of the letter of comment dated October 15, 2012 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We are providing the following response on behalf of Biglari.  Our responses are numbered to correspond to your comments.

General

1.
As a preliminary matter, please file the material attached as Exhibit 99.1 to your Schedule 13D as soliciting material under cover of Schedule 14A.  Additionally, in that exhibit, you have asserted publicly that numerous of Cracker Barrel’s statements are false and misleading.  With regard to these claims, please address the following, consistent with Rule 14a-9:

The material attached as Exhibit 99.1 to the Schedule 13D was filed as definitive additional materials under cover of Schedule 14A on October 15, 2012.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

October 22, 2012

•
Steak n Shake as a “restaurant acquisition and holding company”: Your most recent Form 10-K indicates that 99.5% of your net revenues for fiscal 2011 came from restaurant operations, namely Steak n Shake and Western Sizzlin.  You appear to act as a holding company for each of these operations, and appear to have obtained these interests through acquisition.  Please advise how you determined that Cracker Barrel’s characterization is false and misleading.

While Biglari’s most significant subsidiary is engaged in the restaurant business, it is not in the business of acquiring restaurant companies, as Cracker Barrel incorrectly maintains.  Biglari’s public filings and other communications with shareholders clearly and consistently demonstrate that such a characterization is inaccurate.  Mr. Biglari clearly states the following in his annual letters to Biglari shareholders:

“We are building Biglari Holdings, or BH, as a multi-industry company which will persist in assembling an amalgam of cash-generating companies.”

“We focus on cash generating companies, and we seek redeployment of cash to add to a varied collection of businesses.  It is apparent where the source of the cash is currently coming from — restaurant operations and investment management — but it is unclear where the funds will be going for reinvestment. We feel certain that our redeployment of capital to other industries over time will dwarf our current exposure to the restaurant business.”

“[T]he critical point is that we could in one particular moment derive most of our earnings from one industry, such as restaurants, and then with a single large acquisition begin to derive most of our earnings from a different industry. Therefore, it would be a sizable mistake if a shareholder owns BH assuming that he or she owns a restaurant holding company or if the owner is partial to a particular subsidiary.”

Cracker Barrel consistently misleads its shareholders by falsely stating that Biglari is a restaurant acquisition company that is seeking to acquire control of Cracker Barrel.  To attempt to support its mistaken notion, Cracker Barrel cherry-picks quotes from Mr. Biglari’s letters to Biglari shareholders, devoid of any context, that Mr. Biglari is a “control investor.”  It is clear from these letters that, by “control investor,” Mr. Biglari is not signifying an intent to acquire ownership or voting control of a company.  In its investor presentation filed with the Commission under cover of Schedule 14A on October 16, 2012, Cracker Barrel misleadingly omits an essential element of Biglari’s objective, which is plainly stated at the top of Mr. Biglari’s 2010 letter to shareholders:  “Simply put, BH is in the business of owing other businesses in whole and in part.…  We seek to grow and diversify the cash streams going to BH through a collection of wholly-owned operating businesses as well as through an assemblage of positions in other publicly traded companies.” (emphasis added)

October 22, 2012

•
Specific plans or proposals for Cracker Barrel’s business: You set forth several proposals you have made for Cracker Barrel, but none of these relate to operational improvements addressing your principal claim that Cracker Barrel may improve results by increasing customer traffic and per-store operating income.  Cracker Barrel’s statements regarding “specific plans or proposals” appear to be made in this context.  If your nominees have specific plans or proposals for improving operational results, please disclose them.

Cracker Barrel provides no context for its claim that Biglari has no “specific plans or proposals.”  It states merely that “Mr. Biglari has not only chosen to re-fight the same battle to elect himself, but has also nominated his company’s vice chairman, Phil Cooley, for election, without providing any specific plans or proposals for the Cracker Barrel business.”  Biglari’s focus is on maximizing per-share intrinsic value, through better capital allocation, exploration of new opportunities (e.g., licensing and international franchising), improving core operations, etc.  One example of a plan or proposal outlined in Mr. Biglari’s November 14, 2011 letter to shareholders calls upon Cracker Barrel to place a moratorium on new store openings.  Furthermore, the November 14, 2011 letter contains specific plans and proposals related to new opportunities for Cracker Barrel’s business, including, among others, licensing and international franchising.

•
Steak n Shake as a “family dining restaurant chain”: Please cite the industry sources which provide definitive criteria for referring to a restaurant in this manner, and describe how you determined that Steak n Shake does not fit these criteria.  Your statement that Steak n Shake can be characterized as a quick service restaurant does not on its face preclude alternative characterizations.

Biglari Holdings is providing to the Staff on a supplemental basis the requested materials, including:  (i) excerpt from Nation’s Restaurant News, dated September 3, 2012, classifying Steak n Shake as a Quick Service Restaurant (“QSR”) and showing Cracker Barrel in the Family Dining category, attached hereto as Exhibit A; (ii) excerpt from Crest/NPD classification of major restaurant brands, listing Steak n Shake in the QSR category and Cracker Barrel as a Full-Service Restaurant (“FSR”), attached hereto as Exhibit B; (iii) excerpt from the 2011 QSR 50 setting forth the top quick-serve and fast-casual brands in the nation, in which Steak n Shake is ranked 27th, attached hereto as Exhibit C; (iv) excerpt from Technomic, Inc. 2012 Market Intelligence Report defining the limited service restaurant (“LSR”) segment, attached hereto as Exhibit D; (v) excerpt from 2010 market share reports for Indianapolis, IN by Restaurant Trends, including a QSR Market Share Report in which Steak n Shake is included and a FSR Market Share Report listing Cracker Barrel, attached hereto as Exhibit E; and (vi) Zagat 2012 fast-food survey, in which Steak n Shake was voted as having the best milkshakes, attached hereto as Exhibit F.

In determining the appropriate classification, it is important to consider a multitude of attributes, rather than a singular element.  Steak n Shake possesses all of the following characteristics of a QSR/LSR:

October 22, 2012

1)
Steak n Shake is categorized as QSR/Burger/LSR by the leading industry publications and research firms, including Nation’s Restaurant News, QSR Magazine (Top 50), Crest/NPD, Restaurant Trends, and Technomic.

2)	A significant percentage of orders are placed via Steak n Shake’s drive thru, which is a defining characteristic of only QSR, not Family Dining or Casual Dining.

3)	Steak n Shake’s average check falls squarely into Technomic’s QSR category and is significantly lower than restaurants in the Family Dining category.

4)	Steak n Shake’s menu offerings and daypart mix bear little resemblance to Family Dining restaurants such as Cracker Barrel, IHOP, Denny’s, Perkins, Bob Evans and others.

•
Disclosure regarding your dual-class proposal: Please disclose the effect on future shareholders of the proposed dual-class structure.  Your disclosure is limited to the effect on current shareholders, but the proposal would appear to negatively impact future shareholders.  Your proxy statement disclosure regarding this proposal states this explicitly.

Biglari believes that the most relevant inquiry is the proposal’s effect on its current shareholders.  Investors who are not currently shareholders of the Company cannot be disenfranchised by this proposal, and we respectfully submit that Biglari’s proxy statement does not contain disclosure to this effect.  Furthermore, the New York Stock Exchange has reviewed the proposed dual-class structure and determined that it would not disenfranchise shareholders.

*     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have.

Sincerely,

/s/ Michael R. Neidell

Michael R. Neidell